July 10, 2024

David R. Melville, III
President and CEO
Business First Bancshares, Inc.
500 Laurel Street, Suite 101
Baton Rouge, LA 70801

        Re: Business First Bancshares, Inc.
            Registration Statement on Form S-4
            Filed June 17, 2024
            File No. 333-280245
Dear David R. Melville, III:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance